EXHIBIT 3.1
AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
MEDTRONIC ATS MEDICAL, INC.
          The undersigned individual, being of full age, for the purpose of forming a corporation under and pursuant to the Chapter 302A of the Minnesota Statutes, as amended, hereby adopts the following Articles of Incorporation:
ARTICLE 1 — NAME
          1.1) The name of the corporation shall be Medtronic ATS Medical, Inc.
ARTICLE 2 — REGISTERED OFFICE AND AGENT
          2.1) The registered office of the corporation in the State of Minnesota is 100 South Fifth Street, Suite 1075, Minneapolis, Minnesota 55402. The name of its registered agent at such address is CT Corporation System, Inc.
ARTICLE 3 — STOCK
          3.1) Authorized Shares. The aggregate number of shares the corporation has authority to issue shall be 2,500 shares of Common Stock, $.10 par value. Holders of Common Stock shall be entitled to one vote for each share of Common Stock held of record.
          3.2) Issuance of Shares to Holders of Another Class or Series. The Board of Directors is authorized to issue shares of the corporation of one class or series to holders of that class or series or to holders of another class or series to effectuate share dividends or splits.
ARTICLE 4 — RIGHTS OF SHAREHOLDERS
          4.1) No Preemptive Rights. No holder of any class of stock of the corporation shall be entitled to subscribe for or purchase such holder’s proportionate share of stock of any class of the corporation now or hereafter authorized or issued.
          4.2) No Cumulative Voting Rights. No shareholder shall be entitled to cumulate votes for the election of directors and there shall be no cumulative voting for any purpose whatsoever.
          4.3) Voting Agreements. A written agreement among shareholders or subscribers for shares to be issued, relating to the voting of their shares, is valid and specifically enforceable by and against the parties to the agreement under Section 302A.455 of the Minnesota Statutes.

ARTICLE 5 — WRITTEN ACTION BY DIRECTORS
          5.1) Any action required or permitted to be taken at a Board meeting may be taken by written action signed by all of the directors or, in cases where the action need not be approved by the shareholders, by written action signed by the number of directors that would be required to take the same action at a meeting of the Board at which all directors were present.
          5.2) The names of the persons constituting the first board of Directors are as follows:
Gary L. Ellis
D. Cameron Findlay
Doug A. Hoekstra
ARTICLE 6 — LIMITATION OF DIRECTOR LIABILITY
          6.1) No director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty by such director as a director; provided, however, that this Article shall not eliminate or limit the liability of a director to the extent provided by applicable law (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Sections 302A.559 or 80A.23 of the Minnesota Statutes, (iv) for any transaction from which the director derived an improper personal benefit, or (v) for any act or omission occurring prior to the effective date of this Article. No amendment to or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.